RECD S.E.C.

JUN 1 2 2002

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

02039729

Kabushiki Kaisha Unisia Jecs
(Name of Subject Company)

Unisia Jecs Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Hitachi, Ltd.
(Name of Person(s) Furnishing Form)

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Unisia Jecs Corporation
1370 Onna Atsugi,
Kanagawa, Japan 243-8510
046-225-8025
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Masahiro Jinzu
Hitachi, Ltd.
6, Kanda Surugadai, 4-chome,
Chiyoda-ku, Tokyo, Japan 101-8010
03-3258-1111

Theodore A. Paradise
Davis Polk & Wardwell
Akasaka Twin Tower East 11F
17-22, Akasaka 2-chome,
Minato-ku, Tokyo, Japan 107-0052
03-5561-4421

June 11, 2002
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1 (a)-1.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1(a)-1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on June 12, 2002.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kazuo Kumagai
(Signature)

Kazuo Kumagai
Executive Vice President and Director
(Name and Title)

June 11, 2002
(Date)

EXHIBIT INDEX

Notice of the 66th Ordinary General Meeting of Shareholders

UNISIA JECS CORPORATION

June 11, 2002

Hitachi, Ltd. and Unisia Jecs Corporation are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Unisia Jecs Corporation otherwise than under the share exchange, such as in open market or privately negotiated purchase, at any time during the pendency of the proposed offer.

TO THE SHAREHOLDERS

Re: Calls to the Shareholders for the 66th Ordinary General Meeting

Dear Sirs:

This is to inform you that the 66th ordinary general shareholders' meeting of UNISIA JECS CORPORATION will be held as detailed below.

If your attending the meeting is, by any chance, hindered, will you please, after reviewing the documents, return the letter to exercise the voting right with your signature and the mark of your approval or disapproval of each agenda.

1. Date : June 27, 2002 (Thursday) at 10:00 a.m.

2. Place : Meeting room in the head office of
UNISIA JECS CORPORATION
1370 Onna, Atsugi-shi
Kanagawa

3. Objectives of the meeting:

Reporting matter: Report on the Balance Sheet as of March 31, 2002, plus Profit & Loss Statement and Business Report for the 66th Business Term (April 1, 2001 through March 31, 2002)

Agenda:

Item 1. Approval of Proposal Loss Disposition Statement for the 66th Business Term

Item 2. Approval of entering into Share Exchange Agreement between the Company and Hitachi, Ltd.
The gist of this item is as shown in the referential documents for the exercise of voting right set forth later.

Item 3. Partial Change in Articles of Incorporation
The gist of this item is as shown in the referential documents for the exercise of voting right set forth later.

Item 4. Election of four (4) members of the Board of Directors

Item 5. Election of one (1) Corporate Auditor

Item 6. Payment of Retirement Gratuity to an Outgoing Directors and a Corporate Auditor

Very truly yours,

Kouichiro Tohda
President
UNISIA JECS CORPORATION

P.S. 1. You are requested to bring the enclosed letter to exercise the voting right with you on the day of the meeting and present to our receptionists.
2. For each agenda, please review the enclosed the referential documents for the exercise of voting right.

We would kindly ask you to present the form of exercise of your voting right, to our receptionists at the place of meeting, when you attend the meeting.

Referential Documents for the Exercise of Voting Right.

1. Total number of voting rights held by all Shareholders
151,690

2. Agenda and Reference Matters

Item 1. Approval of Proposed Loss Disposition Statement for the 66th Business Term

The Proposed Loss Disposition Statement for this term is shown on page 11 of the "Report for the 66th Business Term".
The Company couldn't avoid posting net loss for the term. Accordingly, it was regretful that we should successively ask our shareholders to forgo the payment of midterm dividends. However, we would like to pay dividends of ¥2.50 yen per share for this term as the same as for the previous term.
We would like to allot a the total of ¥13,400,000 for the bonuses for Directors and Corporate Auditors 4,300,000 less than those of the previous term.

Your understanding in this regard would be highly appreciated.

Item 2. Approval of entering into Share Exchange Agreement between the Company and Hitachi, Ltd.

1. Reasons for the Necessity of Share Exchange
The Company manufactures automotive systems and components that underpin every area of basic vehicle functions such as the engine, braking, steering and driving. In recent year, amid an increasing emphasis on environmental conservation and safety, it has been expanding operations in the area of Valve Timing Control (VTC) steering systems and braking systems.
The automotive products business of the Hitachi, Ltd. (hereinafter referred to as "Hitachi") and its group has engaged in broad area such as engine control equipment, electric vehicle drive systems, on-board information devices and electric equipment for vehicles. In recent years, the group has sought to expand operations. Focusing on "environment" (for example, electric power-trains and low-emission engines), "Safety/Driving Comfort" (for example, automatic vehicle spacing control systems and electric brakes) and "Information Technology". A broader development of operations is under way, ranging from car navigation and the telematics business of Xanavi Informatics Corporation, a wholly owned subsidiary of Hitachi, to the Semiconductor & Integral Circuits Group's automotive semiconductor business and materials, functional parts, infrastructures and solutions of many other business group and affiliated companies.
In April 1999, by taking an equity position in the Company, Hitachi has worked towards tightening the alliance related to the drive-train control in an Intelligent Transport System (ITS). Since then, the Company and Hitachi, Ltd. have been building amicable collaboration in various joint development and marketing of a number of products including engine control equipment and the new area of vehicle spacing control systems.
Based on an outlook of recent environment for automotive parts manufacturers, they are confronted by stringent cost reduction request from car manufacturers and changes in procurement system regardless of any financial relationship and capacity requirement for supplying products on a global basis. In technical aspects, they are required for new technological capability to integrate mechatronics and IT for comprehensive vehicle control to make it possible to attain environmentally friendly power train and automatic drive including fuel cell, electric automobiles, hybrid cars.
Under the circumstances, the Company is in need for a speedy and effective development of the business and further enhancement of its competitiveness by integration of operations with Hitachi's automotive products business, in order to evolve and prosper in the future. In this context, since the Company considers it best that it be a wholly owned subsidiary of Hitachi, both companies agreed upon the share exchange this time. To be more precise, both companies entered into a share exchange agreement as of May 28, 2002 which provides that the date of share exchange is on October 1, 2002 and that the share exchange rate is 0.197 shares of Hitachi to one share of the Company. By means of the share exchange, Hitachi will acquire the total sum of outstanding shares of the Company and our shareholders will retain the newly issued share of Hitachi.

As a result of the share exchange, the Company will be able to develop and provide products and vehicles that combine enhanced automotive functionality with added convenience, as a member of the Hitachi group, by integrating world-leading technology possessed by both companies. Further, some overlapping business operations of both companies can be made more effective through concentrating developmental investments and centralizing production equipment, thus strengthening engineering capabilities and promoting cost-competitiveness. Moreover, the Company will build an optimized business system and provide solutions that meet customers' requirements by making effective use of domestic and international networks of both companies.

We respectfully appreciate our shareholders' consent to this share exchange and approval for the Share Exchange Agreement.

2. Content of the Share Exchange Agreement

The Share Exchange Agreement entered into between the Company and Hitachi, Ltd. on May 28, 2002 is shown as follows:

SHARE EXCHANGE AGREEMENT (Copy)

Hitachi, Ltd. (hereinafter referred to as "Hitachi") and UNISIA JECS CORPORATION (hereinafter referred to as "UJ") hereby agree to and enter into a share exchange agreement (hereinafter referred to as "this Agreement") as set forth hereinafter.

Article 1 (Share Exchange)

Hitachi and UJ shall implement the share exchange in accordance with the manner set forth in Article 352 through 363 of Commercial Code of Japan, whereby Hitachi shall be the 100% parent company of UJ, and UJ shall become the wholly-owned subsidiary of Hitachi.

Article 2 (Share to be Allotted upon Share Exchange)

Upon the share exchange, Hitachi shall issue 25,143,245 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of UJ (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.197 shares of common stock of Hitachi per each one share of common stock of UJ held by such shareholders; provided, however, that no share of Hitachi shall be allotted to 25,535,000 shares of UJ held by Hitachi.

Article 3 (Date of Commencement for Accrual of Dividends)

The dividends on the shares of common stock of Hitachi to be allotted in accordance with the provisions of Article 2 shall accrue from October 1, 2002.

Article 4 (Amounts of Capital Stock and Capital Surplus to be increased)

The amounts of capital surplus of Hitachi shall increase upon the share exchange as calculated by the formula shown below. The amount of capital of Hitachi shall not increase.

$$\text{Net assets of UJ existing as of the date of the share exchange} \times \frac{\text{Number of shares of UJ to be transferred to Hitachi upon the share exchange}}{\text{Total number of outstanding shares of UJ}}$$

Article 5 (Shareholders' Meeting to Approve this Agreement)

1. UJ shall convene the ordinary shareholders' meeting on June 27, 2002 and obtain the approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that Hitachi and UJ may agree to change the subject of resolution, if necessary, upon consulting each other.
2. Hitachi shall implement the share exchange without approval by its shareholders for this Agreement in accordance with the provision of Paragraph 1 of Article 358 of Commercial Code of Japan

Article 6 (Date of Share Exchange)

The share exchange shall become effective on October 1, 2002; provided, however, that the parties hereto may agree to change such the date upon consulting each other, if necessary.

Article 7 (Limits of the Amount of the Dividends)

UJ may pay dividends to its shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002, up to 2.50 (two point five) yen per share, 382,878,998 yen in the aggregate.

Article 8 (Term of Office of Directors and Corporate Auditors Who Have Assumed Office before the Date of Share Exchange)

The term of office of the Directors and Corporate Auditors of Hitachi who have assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

Article 9 (Management of Property, etc.)

During the period from the execution of this Agreement to the date of the share exchange, UJ hereto shall undertake the followings;

(1) To operate its business and manage its properties with the due care of good custodian and, to obtain prior consent from Hitachi for any activity that may materially affect its properties, rights and obligations. Such activities include, but are not limited to, capital increase by UJ, any of its subsidiaries or affiliated

companies, capital or business alliance with any other third party than Hitachi, acquisition or disposal of important properties (including material investments and execution of license agreement of intellectual properties).

(2) To make best efforts to preserve its established business relationship with any existing customers and prevent deterioration or losses thereof.

Article 10 (Change of Terms and Termination)

In the event of any material changes in the conditions of assets or business operations of Hitachi or UJ during the period between the date of execution hereof and the date of the share exchange, Hitachi and UJ may agree to change the terms and conditions of the share exchange and the other contents of this Agreement or terminate this Agreement upon consulting each other.

Article 11 (Validity of this Agreement)

This Agreement shall cease to have any effect and the parties' rights and responsibilities shall lapse if the share exchange is not approved at the Shareholders' Meetings of UJ set forth in Paragraph 1 of Article 5 or if it becomes practically clear that the share exchange shall not be implemented.

Article 12 (Matters for Negotiation)

In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed in duplicate, signed and sealed, and each of the parties retains one (1) copy hereof.

May 28, 2002

Hitachi

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo
Hitachi, Ltd.
President and Director
Shoyama Etsuhiko

UJ

1370, Onna, Atsugi-shi, Kanagawa
UNISIA JECS CORPORATION

President and Director
Kouichiro Tohda

3. Explanation of the Share Exchange Rate according to Item 2, Paragraph 1, Article 354 of the Japanese Commercial Code "The document describing reasons for the matters of allotment of shares to the shareholders of the Company that shall be a wholly owed subsidiary" is shown as follows:

(Translation)

Reason for Determination of Share exchange Ratio

We (hereinafter referred to as the "Company") are planning to have a share exchange transaction with Hitachi, Ltd. (hereinafter referred to as "Hitachi") on October 1, 2002, and we have determined the share exchange ratio as follows:

1. Before having a discussion with Hitachi on the share exchange ratio, the Company conducted a certain due diligence investigation and management interview with Hitachi and simultaneously asked Mizuho Securities Co., Ltd. (hereinafter referred to as "Mizuho Securities") to calculate the share exchange ratio.

2. Mizuho Securities calculated the share exchange ratio on the basis of the record date being April 12, 2002. In evaluating the Company, Mizuho Securities used the market value method, the comparable company method and the discounted cash flow method analyses, and in evaluating Hitachi, Mizuho Securities used the market value method and the comparable company method analyses. Based on the results of such analyses, Mizuho calculated the value of shares of the Company and Hitachi, and upon comprehensive consideration of such values, Mizuho Securities provided us on April 17, 2000, with an evaluation result that the share exchange ratio of the number of Hitachi shares for every one share of the Company should range between 0.167 and 0.205 (Note 1).
   Considering such evaluation, the Company and Hitachi negotiated and consulted each other, and each of the Company and Hitachi submitted, as of April 18, 2002, to their respective board of directors meetings the proposed Memorandum of Understanding Concerning Share exchange (the "MOU") providing that 0.197 Hitachi shares shall be allotted for every one share of the Company, and upon the approval thereof, the Company and Hitachi executed the MOU as of the same date.

3. Thereafter, Mizuho Securities verified with the managements of the Company and Hitachi that there had been no material changes in the material conditions for the determination of the share exchange ratio since April 12, 2002, and Mizuho Securities recalculated the share exchange ratio in the same manner as stated above. As a result, Mizuho Securities provided the Company on May 27, 2002, with the evaluation result that the share exchange ratio should be in the range of 0.177 to 0.203 Hitachi shares exchangeable for every one share of the

Company. On the basis of such result, the Company submitted, as of May 28, 2002, the proposed Share exchange Agreement allotting 0.197 Hitachi shares for every one share of the Company (hereinafter referred to as the "Share exchange Ratio") to our board of directors meeting, and upon the board approval, the Company and Hitachi executed the Share exchange Agreement (hereinafter referred to as the "Share exchange Agreement") as of the same date. However, the Company and Hitachi agreed that if there arises a material change in the conditions of the assets or business of the Company or Hitachi during the period from the date of execution of the MOU to the date of share exchange, the Company and Hitachi may, upon mutual consultation between the parties, amend the terms of share exchange transaction or any other particular terms of the MOU and/or the Share exchange Agreement, or terminate the MOU or the Share exchange Agreement.

4. In addition, the Company received, on May 28, 2002, an opinion from Mizuho Securities that the Share exchange Ratio is considered fair for our shareholders, excluding Hitachi, from the financial perspective (Note 2).

(Note 1) Mizuho Securities calculated the fair range of the share exchange ratio, being the number of Hitachi shares to be allotted for one share of the Company upon the share exchange, by comparing the stock values per share of the Company and that of Hitachi in light of the present share exchange transaction. The outlines of analysis methods used by Mizuho Securities under each of the evaluation methods are described below. Mizuho Securities considers that to focus only on a particular specific evaluation method or to place a particular weight on each evaluation method would lead to an incomplete enterprise valuation, and it has provided the Company with an estimate of a range of share exchange ratio on the basis of a combination of various evaluation methods and comprehensive judgment. This estimate of the range of share exchange ratio was based on the financial information provided by the Company and interviews with both of the Company and Hitachi.

(i) Market value method

It analyzed the stock prices of Company's and Hitachi's shares and their stock trading positions at the Tokyo Stock exchange for the past one year and compared the stock prices with the trend of TOPIX, and then it estimated the stock prices of the both companies from analysis of their average stock prices for the one month, three months, six months, nine months and twelve months periods ending on April 12, 2002 and May 22, 2002, respectively, as well as their average stock prices for the periods from March 18, 2002 on which the latest revised result of business operations were published by the Company and

Hitachi, to April 12, 2002 and May 22, 2002, respectively.

(ii) Comparable company method

Based on the comparison using the published financial information of companies comparable with the Company and Hitachi, respectively, it analyzed the multiples of the enterprise values of the Company and Hitachi (aggregate market value of shares + book value of net interest bearing debts + minority interest) against their respective EBITDA (earnings before interest, tax, depreciation and amortization) numbers, and based on the enterprise value and equity value so calculated, it estimated the stock prices of the Company and Hitachi.

(iii) Discounted cash flow (DCF) method

It estimated the future free cash flow of the Company by evaluating the financial prospects provided by the Company, and calculated the Company's stock price using the discount rate obtained by analysis of the weighted average cost of capital.

(Note 2) The copy of the opinion letter of Mizuho Securities dated May 28, 2002 is as follows:

(Translation)

May 28, 2002

Board of Directors
UNISIA JECS CORPORATION
1370 Onna, Atsugi-shi, Kanagawa Prefecture

Dear Sirs:

We understand that UNISIA JECS CORPORATION ("Unisia") and Hitachi, Ltd. ("Hitachi") have entered into a Memorandum of Understanding dated April 18, 2002 under which Unisia and Hitachi have agreed that Unisia will become a wholly-owned subsidiary of Hitachi by way of share exchange system under the Japanese Commercial Code (the "Transaction"). Under the Transaction the shareholders (excluding Hitachi) of Unisia are expected to receive an allocation of 0.197 shares of common stock of Hitachi in exchange for one share of common stock of Unisia (the "Exchange Ratio"). We further understand that based on the mutual negotiation and consultation Unisia and Hitachi are expected to conclude a share exchange agreement (the "Exchange Agreement") which provides for identical terms and conditions to those of the draft share exchange agreement dated May 28, 2002. Details of the Transaction are as those set forth in the Exchange Agreement.

The board of directors of Unisia has asked us to render our opinion as to whether the Exchange Ratio stipulated in the Exchange Agreement is fair in light of the interests of Unisia, from a financial perspective. Unisia did not ask for, and we do not express, our opinion about the propriety of the decision to carry out the Transaction in accordance with the terms and conditions set forth in the Exchange Agreement.

For the purposes of this opinion about the Exchange Ratio, we have examined the materials and information listed below:

the Memorandum of Understanding dated April 18, 2002 entered into by and between Unisia and Hitachi, and the Exchange Agreement to be entered into on May 28, 2002;

Yuka-shoken Hokoku-sho (*annual Securities Reports filed with the Prime Minister's Office*) and other publicly-disclosed financial information of Unisia and Hitachi;

information and materials relating to the operational and financial conditions of Unisia and Hitachi prepared by Unisia and Hitachi, respectively;

information and materials relating to financial forecasts for Unisia and Hitachi, prepared and submitted to us by Unisia and Hitachi, respectively;

findings made from interviews with the respective management and staff of Unisia and Hitachi relating to the operational and financial conditions (including without limitation historical performance and future prospects) of Unisia and Hitachi;

the historical trading prices and trading records for shares of Unisia and Hitachi;

the financial conditions and trading prices of the shares of listed companies the businesses of which are similar to Unisia and Hitachi, respectively; and

other information and materials as we have deemed necessary.

In expressing our opinion in this document,

we assumed that all materials and information referred to above that we have analyzed are accurate and complete, and we have not independently verified the accuracy or completeness of these materials and information;

we assumed that Unisia and Hitachi have prepared with reasonable care, and forwarded to us, the financial forecasts of Unisia and Hitachi, respectively, on the basis of the best forecasts and judgments currently available to Unisia and Hitachi; we have examined the financial forecasts of Hitachi by focusing on materials which are publicly disclosed; and we have expressed our opinion by means of calculation methods which are generally regarded as fair and reasonable in light with the examination of such public materials;

we have not evaluated or assessed each item of assets and liabilities of Unisia or Hitachi;

as regards lawsuits and contingent liabilities (such as environment-related liabilities and product liability) which are related to the business of Unisia or Hitachi, we assumed that Unisia and

Hitachi have no such contingent liabilities other than those specifically disclosed in the list of materials and information above;
our opinion presented in this document is based on the assumption that the Transaction will be carried out in accordance with the terms and conditions provided in the Exchange Agreement; and
our opinion presented in this document is based on published information concerning public finance, the economy, market conditions, general information about economic trends, and other conditions as existed as at the date of this opinion, and is based on information we have obtained from other sources as of the date hereof.

This document is presented to the board of directors of Unisia for the sole purpose of offering materials to be used by the board of directors in deciding the Exchange Ratio. This document may not be used for other purposes or disclosed to any third party without our prior written consent. This document is not intended to constitute our recommendation – nor does it contain such recommendation - concerning the exercise of voting rights by the shareholders of Unisia with respect to the Transaction. This document does not constitute our opinion concerning the price standards of the shares of Unisia or Hitachi before the implementation of the Transaction, or those of the shares of Hitachi after the implementation of the Transaction.

We have acted as financial advisors of Unisia for the Transaction and we will receive fees from Unisia in consideration for this service. We have maintained business relationships including securities transactions with Unisia, Hitachi and their respective associated companies, and some members of the Mizuho Financial Group, with Mizuho Holdings Co., Ltd. at its helm, are providing banking services and doing other business with, and hold shares of Unisia, Hitachi and their associated companies.

This document has been submitted to Unisia on the assumption that it may be used by Unisia for the purpose mentioned above in accordance with the laws and regulations of Japan. Therefore, under no circumstances we are or will be liable to Unisia, any shareholders of Unisia or any third party other than Unisia for any liability or damages arising from the laws and regulations other than those of Japan.

On this basis, and subject to the qualifications stipulated above, we are of the opinion that the Exchange Ratio stated in the Exchange Agreement is fair for Unisia from a financial perspective as of the date of this document.

Very truly yours,

Mizuho Securities Co., Ltd.

Toru Nakagawa

Managing Executive Officer

Advisory Group No.1

4. Balance Sheets and Profit & Loss Statements of the Parties of the Share Exchange according to Item 3 and 5, Paragraph 1, Article 354 of the Japanese Commercial Code
   As for to the Balance Sheet and Profit & Loss Statement of the Company, please refer to from page 11 to 13 of the attached "Business Report for the 66th term".
   As for the Balance Sheet and Profit & Loss Statement of Hitachi are shown as follows:

Balance Sheet (As of March 31, 2002)

(ASSETS)	Millions of yen	(LIABILITIES)	Millions of yen
CURRENT ASSETS	**2,124,120**	**CURRENT LIABILITIES**	**1,788,217**
Cash	158,599	Trade accounts payable	773,370
Notes receivable	14,763	Short-term debt	84,032
Accounts receivable	767,553	Commercial paper	50,000
Marketable securities	118,556	Other accounts payable	23,527
Money held in trust	80,407	Accrued expenses	273,271
Finished goods	69,192	Advance received from customers	253,696
Semi-finished goods	73,338	Deposits received	292,753
Raw materials	48,761	Warranty reserve	10,638
Work in process	199,826	Other current liabilities	26,926
Advances paid	72,117	**FIXED LIABILITIES**	**770,341**
Short-term loan receivables	259,591	Debentures	511,299
Deferred tax assets	114,481	Long-term debt	2,668
Other current assets	148,022	Accrued pension liability	162,150
Allowance for doubtful receivables	(1,092)	Reserve for loss on repurchasing computers	31,145
FIXED ASSETS	**1,799,024**	Reserve for contribution to Defined Contribution Pension Plan	63,077
Tangible fixed assets	574,630		
Buildings	214,651	**TOTAL LIABILITIES**	**2,558,558**
Structures	21,488		
Machinery	169,934		
Vehicles	441	(STOCKHOLDERS' EQUITY)	
Tools and furniture	93,333	**CAPITAL STOCK**	**282,032**
Land	59,780	**LEGAL RESERVES**	**323,131**
Construction in progress	15,000	Capital surplus	252,693
Intangible fixed assets	106,403	Earned surplus reserve	70,438
Software	86,424	**RETAINED EARNINGS**	**712,336**
Railway and public utility installation	1,795	Reserve for software program development	33,132
Others	18,183	Reserve for special depreciation	2,101
Investments	1,117,991	Special reserve	905,990
Investments in subsidiaries	403,793	Accumulated deficit (net loss for the period of 252,641)	228,887
Investments in securities	352,018	**UNREALIZED HOLDING GAINS ON SECURITIES**	**47,419**
Long-term loan receivables	5,715	**TREASURY STOCK**	**(333)**
Deferred tax assets	307,867		
Others	94,427	**TOTAL STOCKHOLDERS' EQUITY**	**1,364,585**
Allowance for doubtful receivables	(45,831)		
TOTAL ASSETS	**3,923,144**	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**	**3,923,144**

Notes:

(1) Inventories
Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials : Lower of cost or market. Cost is determined by the moving average method.

(2) Securities and money held in trust
Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.

(3) Depreciation of tangible fixed assets
Buildings : Straight-line method.
Other tangible fixed assets : Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY1,635,906 million

(4) Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
Other intangible fixed assets : Straight-line method.

(5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.
JPY35,129 million included in Accrued pension liability is loss on return of substitutional portion of Employees Pension Fund. Such loss is based on Article 287-2 of the Commercial Code

(6) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7)

Short-term receivables from subsidiaries	JPY765,762 million
Long-term receivables from subsidiaries	JPY48,604 million
Short-term payables to subsidiaries	JPY849,446 million

(8) The difference between acquisition cost and carrying cost of other securities in "Total Stockholders' Equity," under Article 290.1.6 of the Commercial Code, amounted to JPY46,047 million.

(9) Rights to subscribe for new shares of the Company under Article 280-19.1 of the Commercial Code

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	347,000 shares	JPY1,451	7/27/2001 — 7/26/2005
Common Stock	1,090,000 shares	JPY1,270	8/4/2002 — 8/3/2006

(10) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

(11) Pledged assets

Investments in subsidiaries	JPY3,630 million
(12) Loan guarantees	JPY59,594 million
(13) Net loss per share	JPY75.68

Statement of Income (From April 1, 2001 to March 31, 2002)

ORDINARY INCOME AND LOSS	Millions of yen
Operating income and loss	
Net sales	3,522,299
Cost of sales	2,927,426
Selling, general and administrative expenses	679,615
Operating loss	84,742
Non-operating income and loss	
Non-operating income	95,016
(Interest and dividends)	(81,507)
(Others)	(13,509)
Non-operating expenses	91,937
(Interest)	(12,873)
(Others)	(79,064)
Ordinary loss	**81,663**
EXTRAORDINARY GAIN AND LOSS	
Extraordinary gain	10,729
(Gain on sale of land)	(8,906)
(Gain on sale of investments in securities)	(1,823)
Extraordinary loss	318,887
(Special termination benefit)	(108,768)
(Restructuring charges)	(90,251)
(Impairment loss on investments and securities)	(76,144)
(Loss on Pension Plan amendments)	(43,722)
Loss before income taxes	**389,820**
Income taxes	
Current	3,884
Deferred	(141,063)
Net loss	**252,641**
Unappropriated retained earnings at the beginning of the period	33,767
Interim dividends paid	10,013
Accumulated deficit at the end of the period	**228,887**

Notes:

(1) Special termination benefit of JPY108,768 million arises primarily from the early retirement plans of the Company and its subsidiaries.

(2) Restructuring charges of JPY90,251 million are due to withdrawal from cathode ray tubes and restructuring of semiconductor business and digital media business in Europe, etc. Included in this total are losses of JPY53,843 million for restructuring of subsidiaries, losses of JPY16,474 million on sale or disposal of property, plant and equipment and losses of JPY7,313 million on sale or disposal of inventories.

(3) Impairment loss on investments and securities of JPY76,144 million consists of impairment loss on investments in securities of JPY59,637 million and impairment loss on investments in subsidiaries of JPY16,507 million.

(4) Loss on Pension Plan amendments of JPY43,722 million consists of loss on return of substitutional portion of Employees Pension Fund of JPY35,129 million and loss on initiation of Defined Contribution Pension Plan of JPY8,593 million.

(5) Sales to subsidiaries JPY1,454,070 million
Purchases from subsidiaries JPY2,354,152 million
Non-operating transactions with subsidiaries JPY336,150 million

Item 3. Partial Amendment in Articles of Incorporation

1. Object of this Item and Reason for Amendment

(1) Trade Name (Article 1)

The trade name of the Company shall be amended on condition that the Item 2 regarding the share exchange between the Company and Hitachi that will make the Company a wholly owned subsidiary of Hitachi is approved and subsequently, the share exchange becomes effective. Therefore, this change is to be of effect as of the date of share exchange, October 1, 2002.

(2) Changes according to the "Law of Amendment of Commercial Code in part" (79-2001)

In compliance with the law effective on October 1, 2001, which provides elimination of shares with par value, establishment of fractional unit share system and abolishment of the Special Law of Amortization of Shares, Paragraph 2 of Article 5 (Total Number of Shares to be Issued and Cancellation of Shares) and Article 6 (Par Value of Each Par Value Shares) are to be deleted. In addition, A paragraph of "Non-issuance of less than One Fractional Unit") is to be inserted as Paragraph 2 of Article 7 and relevant changes are to be made in Article 9 (Share Transfer Agent), Article 10 (Share Handling Regulations), Article 17 (Number and Election of Directors) and Paragraph 3 of Article 24 (Number and Election of Corporate Auditors). In accordance with the above, the numbers of Articles from Article 7 to Article 32 are to be moved up one by one.

(3) Changes according to the "Law of Amendment of Commercial Code in part" (128-2001)

In compliance with the law effective on April 1, 2002 which provides arrangement of provisions of statutory corporate documents and institution of preemptive reservation right system, relevant changes are to be made to Article 8 (Record Date), Article 16 (Minutes of General Meetings of Shareholders), Article 31 (Dividends) and Article 32 (Mid-term Dividends). Furthermore, Article 33 (Conversion of Convertible Debentures and Dividends) is to be deleted and the number of Articles34 is to be moved up to Article 32.

2. Actual Changes

Provisions to be changed are as shown below:

Current Articles of Incorporation	Amended Articles of Incorporation
Chapter I General Provisions	**Chapter I General Provisions**
(Trade Name) Article 1: This Company shall be called KABUSHIKI KAISHA UNISIA JECS and shall be described in English as UNISIA JECS CORPORATION.	(Trade Name) Article 1: This Company shall be called KABUSHIKI KAISHA **Hitachi Unisia Automotive** and shall be described in English as **Hitachi Unisia Automotive, Ltd.**
Chapter II Shares	**Chapter II Shares**
(Total Number of Shares Authorized to be Issued by the Company and Cancellation of Shares) Article 5: 1. The total number of shares authorized to be issued by the Company shall be six hundred thousand (600,000,000) shares: provided, however, that in case shares are canceled, the same number of shares shall be reduced.	(Total Number of Shares Authorized to be Issued by the Company) Article 5: The total number of shares authorized to be issued by the Company shall be six hundred thousand (600,000,000) shares: provided, however, that in case shares are canceled, the same number of shares shall be reduced.
2. The Company may, by the resolution of the Board of Directors, purchase treasury shares for cancellation by profits, setting the limit of fifteen million (15,000,000) shares on and after June 30, 1999.	Deleted
(Par Value of Each Par Value Shares) Article 6: The par value of each par value share to be issued by the Company shall be fifty yen (¥50).	Deleted
(Number of Shares Consisting One Unit) Article 7:The number of shares of the Company constituting one unit shall be one thousand (1,000).	(Number of Shares Consisting One Unit and non-issuance of the fractional unit shares) Article 6:1.The number of shares of the Company constituting one unit (tangen) shall be one thousand (1,000).
Newly Added	2.The Company shall not issue the shares (hereinafter referred to as "fractional unit shares") less than the number of one unit (tangen), unless otherwise provided in Share Handling Regulations.
(Record Date) Article 8:1.The shareholders (including substantial shareholders: the same hereinafter) whose names are entered in the final and substantial register of shareholders as of March 31 of each year shall be determined as the shareholders entitled to exercise shareholders' right at the Ordinary General Meeting of Shareholders held with respect to the last business term.	(Record Date) Article 7:1.The shareholders (including substantial shareholders: the same hereinafter) whose names are entered or recorded in the final and substantial register of shareholders as of March 31 of each year shall be determined as the shareholders entitled to exercise shareholders' right at the Ordinary General Meeting of Shareholders held with respect to the last business term.

Current Articles of Incorporation	Amended Articles of Incorporation
(Record Date) Article 8 2. In addition to the provisions of the preceding paragraph or those in the Articles of Incorporation, by resolution of the Board of Directors and upon giving public notice thereof in advance, if necessary, the shareholders or registered pledgees whose names are entered in the final and substantial register of shareholders as of a certain date shall be determined as the shareholder or registered pledgee entitled to exercise shareholders' right or other right.	(Record Date) Article 7 2. In addition to the provisions of the preceding paragraph or those in the Articles of Incorporation, by resolution of the Board of Directors and upon giving public notice thereof in advance, if necessary, the shareholders or registered pledgees whose names are entered or recorded in the final and substantial register of shareholders as of a certain date shall be determined as the shareholder or registered pledgee entitled to exercise shareholders' right or other right.
(Transfer Agent) Article 9: 1. The Company shall have a transfer agent for its shares. 2. The transfer agent shall be appointed and its place of business for handling shares shall be designated by resolution of the Board of Directors, and public notice thereof shall be given. 3. The register of shareholders of the Company shall be kept at the place of business for handling shares of the transfer agent and the matters relating to shares, including registration of the transfer of shares, registration of the pledge of shares, recordation of shares held in trust, delivery of share certificates, receipt of notification and the purchase of shares constituting less than one unit of shares, shall be handled by the transfer agent and shall not be handled by the Company.	(Transfer Agent) Article 8: 1. } as they are 2. 3. The register of shareholders of the Company shall be kept at the place of business for handling shares of the transfer agent and the matters relating to shares, including registration of the transfer of shares, registration of the pledge of shares, recordation of shares held in trust, delivery of share certificates, receipt of notification and the purchase of shares constituting less than one unit (tangen) of shares, shall be handled by the transfer agent and shall not be handled by the Company.
(Share Handling Regulations) Article 10: Matters relating to the handling of shares of the Company, including denominations of share certificates, registration of the transfer of the shares, registration of the pledge of shares, recordation of shares held in trust, delivery of share certificates, receipt of miscellaneous notifications, handling fees related thereto and the purchase of shares constituting less than one unit, shall be governed by the Share Handling Regulations established by the Board of Directors.	(Share Handling Regulations) Article 9: Matters relating to the handling of shares of the Company, including denominations of share certificates, registration of the transfer of the shares, registration of the pledge of shares, recordation of shares held in trust, delivery of share certificates, receipt of miscellaneous notifications, handling fees related thereto and the purchase of shares constituting less than one unit (tangen), shall be governed by the Share Handling Regulations established by the Board of Directors.

Current Articles of Incorporation	Amended Articles of Incorporation
Chapter Ⅲ General Meeting of Shareholders	**Chapter Ⅲ General Meeting of Shareholders**
Articles 11~15 Provisions are omitted	Articles 10~14 as they are
(Minutes of General Meetings of Shareholders) Article 16: An outline of proceedings transacted at the General Meeting of Shareholders and results thereof, shall be recorded in the minutes, which shall bear the names and seal impressions of the Chairman and the Directors present thereat and shall be kept by the Company.	(Minutes of General Meetings of Shareholders) Article 15:An outline of proceedings transacted at the General Meeting of Shareholders and results thereof, shall be entered or recorded in the minutes, which shall bear the names and seal impressions or electronic signature of the Chairman and the Directors present thereat and shall be kept by the Company.
Chapter IV Directors and the Board of Directors	**Chapter IV Directors and the Board of Directors**
(Number and Election of Directors) Article 17: 1. The number of Directors of the Company shall be five (5) or more. 2. Directors shall be elected at a General Meeting of Shareholders. 3. The resolution for election of Directors shall be adopted by a majority vote of the shareholders present who hold shares representing one-third (1/3) or more of the total number of shares entitled to vote out of all the issued and outstanding shares. 4. No cumulative voting shall be permitted for the election of Directors.	(Number and Election of Directors) Article 16:1. 2. } as they are 4. The resolution for election of Directors shall be adopted by a majority vote of the shareholders present who hold shares representing one-third (1/3) or more of the total number of shares entitled to vote out of all shareholders. 4. as they are
Articles 18~23 Provisions are omitted	Articles 17~22 as they are
Chapter V Corporate Auditors and the Board of Corporate Auditors	**Chapter V Corporate Auditors and the Board of Corporate Auditors**
(Number and Election of Corporate Auditors) Article 24: 1. The number of Corporate Auditors of the Company shall be three (3) or more. 2. Corporate Auditors shall be elected at a General Meeting of Shareholders. 3. The resolution for election of Corporate Auditors shall be adopted by a majority vote of the shareholders present who hold shares representing one-third (1/3) or more of the total number of shares entitled to vote out of all the issued and outstanding shares.	(Number and Election of Corporate Auditors) Article 23: 1. 2. } as they are 3. The resolution for election of Corporate Auditors shall be adopted by a majority vote of the shareholders present who hold shares representing one-third (1/3) or more of the total number of shares entitled to vote out of all shareholders.

Current Articles of Incorporation	Amended Articles of Incorporation
Articles 25~30 Provisions are omitted	Articles 24~29 as they are
(Dividends) Article 31: Dividends shall be paid after the Ordinary General Meeting of Shareholders of each year to the shareholders or registered pledges recorded in the final register of shareholders as of March 31 of each year.	(Dividends) Article 30: Dividends shall be paid after the Ordinary General Meeting of Shareholders of each year to the shareholders or registered pledges entered or recorded in the final register of shareholders as of March 31 of each year.
(Interim Dividends) Article 32: The Company may, by resolution of the Board of Directors, distribute money pursuant to the provisions of Article 293-5 of the Commercial Code (the amount to be thus distributed being hereinafter referred to as the "interim dividends") to the shareholders or registered pledges recorded in the final and substantial register of shareholders as of September 30 of each year.	(Interim Dividends) Article 31: The Company may, by resolution of the Board of Directors, distribute money pursuant to the provisions of Article 293-5 of the Commercial Code (the amount to be thus distributed being hereinafter referred to as the "interim dividends") to the shareholders or registered pledges entered or recorded in the final and substantial register of shareholders as of September 30 of each year.
(Conversion of Convertible Debentures and Dividends) Article 33: The first dividends or the first interim dividends on shares issued upon conversion of convertible debentures shall be paid upon the following bases: if a requests for conversion is made from April 1 through September 30, such conversion shall be deemed to have taken effect as of April 1, and if a request for conversion is made from October 1 through March 1 of the following year, such conversion shall be deemed to have taken effect as of October 1.	Deleted
Articles 34 Provisions are omitted	Articles 30 as they are

Item 4. Election of four (4) members of the Board of Directors

As Messrs. Kouichiro Tohda and Satoru Ogura will resign their offices at the conclusion of this Ordinary General Shareholder's Meeting, election of four (4) members including two (2) additional directors to strengthen management, is proposed,.
The candidates are as follows:

No.	Name (date of birth)	Brief Personal History and Position of Representative for Other Corporation		Number of holding shares
1	Katsukuni Hisano (Born on March 2, 1940)	April, 1962	Joined Hitachi, Ltd.	0 share
		June, 1995	Managing Officer, Hitachi Works	
		June, 1997	Board Director, General Manager, Hitachi Works	
		April, 1999	Senior Vice-President and Director, President and Chief Executive Officer, Power & Industrial Systems	
		April, 2001	Senior Vice-President and Director, President, Power & Industrial Systems and Chief Executive Officer of Power Division	
		February, 2002	Senior Vice-President and Director to the present	
2	Hakaru Shigechi (Born on February 7, 1944)	April, 1966	Joined Hitachi, Ltd.	0 share
		June, 1995	Deputy General Manager, Internal Auditing Office	
		June, 2000	Managing Officer, General Manager, Affiliated Companies Office	
		June, 2001	Corporate Officer, General Manager, Affiliated Companies Office	
		July, 2001	Corporate Officer, General Manager, Group Management Office	
		February, 2002	Corporate Officer to the present	
3	Mitsukuni Tsutsui (Born on October 31, 1945)	March, 1964	Joined Hitachi, Ltd.	0 share
		August, 1993	General Manager, Electronics Controller Manufacturing Department, Automotive Products Division	
		June, 1999	General Manager, Manufacturing Division, Automotive Products	
		April, 2001	General Manager, Production Operation Division, Automotive Products to the present	
4	Kunihide Kaneko (Born on March 10, 1944)	April, 1967	Joined Hitachi, Ltd.	0 share
		June, 1993	General Manager, Overseas Electronic Department	
		February, 2000	Vice President, Automotive Products	
		April, 2001	President & Chief Executive Officer, Automotive Products	

Note 1. No special interests exist between each candidate and the Company.

Note 2. Mr. Kunihide Kaneko is qualified as an outside director stipulated in Paragraph 2-7-2 of Article 188 of Commercial Code.

Item 5. Election of a Corporate Auditor

As Mr. Nobuo Maruse will resign his office at the conclusion of this Ordinary General Shareholder's Meeting, the election of a Corporate Auditor is proposed. Consent to this Item has already been obtained from the Board of Corporate Auditors. The candidate is as follows:

Name (date of birth)	Brief Personal History and Position of Representative for Other Corporation		Number of holding shares
Hiroo Asai (Born on April 15, 1942)	April, 1967 June, 1995 June, 1997 January, 1998 April, 2002	Joined Hitachi, Ltd. Senior Manager, Internal Auditing Office Deputy General Manager, Internal Auditing Office of Hitachi Chemical Co., Ltd. General Manager, Internal Auditing Office, of the same Corporate Auditor, Hitachi Housetech Co., Ltd. to the present	0 share

Notes 1: No special interest exists between other candidates and the Company.
2: Mr. Hiroo Asai is a candidate for the outside Corporate Auditor position provided for in Article 18-1 of the Special Commercial Act regarding audit of a company by share.

Item 6. Payment of Retirement Gratuity to an Outgoing Director and a Corporate Auditor

Since with the conclusion of this Ordinary General Shareholders' Meeting, Messrs. Kouichiro Tohda and Satoshi Ogura, Directors and Mr., Nobuo Maruse, Corporate Auditor will resign their offices, it is proposed that reasonable retirement gratuities should be paid to said persons in accordance with the Company's bylaws, as rewards for their meritorious service during their term of office, and that their actual amounts, date and method of payments should be left to the discretion of the Board of Directors and the Board of Corporate Auditors. The personal brief history of respective person is as follows:

Name	Brief Personal History	
Kouichiro Tohda	May, 1995	President of the Company to the present
Satoru Ogura	May 1995 June, 1999 June, 2000	Director of the Board Managing Director and General Manager, Production Division to the present Managing Corporate Officer to the present
Nobuo Maruse	June, 1999	Corporate Auditor (full time) of the Company to the present

REPORT FOR THE 66TH BUSINESS TERM

(April 1, 2001 through March 31, 2002)

Hitachi, Ltd. and Unisia Jecs Corporation are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Unisia Jecs Corporation otherwise than under the share exchange, such as in open market or privately negotiated purchase, at any time during the pendency of the proposed offer.

KOUICHIRO TOHDA, PRESIDENT
UNISIA JECS CORPORATION

BUSINESS REPORT (From April 1, 2001 To March 31, 2002)

1. Outline of Business Operations

(1) Developments in and Results of Business Operations

The Japanese economy remained in a ragged situation during the fiscal year under review due to drastic drops in exports resulting from the slowdown in the US economy and other overseas business activities, consequent falls in production of mining & manufacturing industries and equipment investments in private sectors as well as continued sluggishness in personal consumption in the harsh situation of the deteriorated job market that showed continuing high rates of full unemployment.

In the automotive industry, total sales in Japan decreased for the first time in two years affected by decreased demand for large-sized buses and trucks by corporate customers suffering from the worsened economy, despite launching of some new passenger models. Total exports also decreased for the first time in two years, as exports to Europe and Asia decreased because of slow economy and further localization of production, even though exports to the United States marked a slight increase because of introduction of new car models by many car manufacturers.

Under these circumstances, the company was continuously devoted to reform of cost structures with much effort and higher speed, proceeding with cost reduction through review of product designing processes as well as reduction in purchase amount for raw materials and in-house processing expenses. This also accompanied correction of input area and efficient allotment of resources including streamlining workforce and restricting equipment investments and review of production processes at domestic and overseas factories. On the other hand, the company took various measures for the purpose of business development, such as expanding product development and sales activities based on prioritized product strategies and enhancing overseas business operations with the opening of the Paris office for global-based sales promotion. With Bosch Braking Systems Co., Ltd., the company established a joint venture, Unisia JKC Steering Systems Co., Ltd. in July 2001 for expansion and fortification of power steering system business. In January of this year it entered into a business cooperation agreement with Shinko Kogyo Co., Ltd. for expansion and fortification of propeller shaft business. The company has set out preparation work to establish a new production site in China later in this year in order to take advantage of cost competitiveness on a global basis and to prepare for the expected increase in demand in the Chinese market. Looking at the domestic production, it decided on transfer all the propeller shaft assembly lines now located at the Atsugi Plant No. 1 to Unisia Kyushu Corporation, one of the company's production subsidiaries to improve production efficiency and reduce fixed costs by next spring. The closing of Atsugi Plant No. 2 by the end of March 2005 is also decided.

As a result of these measures, although revenue increased from the sales of such key products as valve timing control systems and anti-lock brake systems, the total revenue registered ¥169,646 million, down 3.3% from the previous business year. This was due to the decrease in domestic automobile production and drastic price reductions stringently demanded for our products by car manufacturers.

Analysis of the revenue according to product lines is as follows:

1) The revenue from engine-related products was ¥83,590 million (49.3 % of the company's total revenue), down 5.9% from the previous business year. This was mainly due to decreases in electronic fuel injection system components such as fuel injectors and throttle chambers, although orders for valve timing control systems keenly increased as a result of increased demand stemming from interest in environmental functions of engines.

2) The sales of drive train-related equipment recorded ¥24,064 million (14.2% of the company total), a 3.1% decrease from the previous business year. In this category, demand for replacement parts such as boots for constant-velocity joints increased while the sales of automatic transmission control units

decreased.

3) The total revenue from steering, suspension and brake-related items recorded ¥61,991 million (36.5% of the company total), an increase of 0.2% from the previous period. Sales of anti-lock brake systems as well as shock absorbers increased, while those of power steering pumps dropped.

In the area of profits, notwithstanding the company made thorough efforts to reduce material costs and various other expenses as well as, the ordinary profit registered ¥1,660 million, down 10.1% from the previous period, because of decreased revenue and worsened profitability resulting from keen price competition. In the extraordinary profit/loss area, there were extraordinary retirement allowances in accordance with the system of encouraging and assisting retired employees, devaluation of invested securities and warranty costs for products of past years in spit of although some gains from sales of fixed assets. As a result, it is regrettable that ¥1,637 million was registered as net loss for the business year under review.

We decided not to pay the interim dividends for the current business term. Under these circumstances, we propose to pay ¥2.50 per share as business term-end dividends. The understanding from shareholders in this regard would be highly appreciated.

(2) Investments in Equipment

The total amount of investments for purchase of equipment and facilities during the current business year was ¥9,900 million. This amount mainly consisted of acquisition of the land and buildings of the Namekawa factory, Bosch Braking Systems Co., Ltd., with which the company jointly founded Unisia JKC Steering Systems Co., Ltd.; construction of new facilities to accommodate expanded orders for valve timing control systems; and installation and remodeling of facilities required for model changes of pistons and engine control units.

(3) Situation with regard to Funds Raising

The Company did not procure funds to a degree that deserves mentioning.

(4) Changes in Business Results and Assets

Item / Term	63rd term Fiscal 1998	64th term Fiscal 1999	65th term Fiscal 2000	66th term Fiscal 2001
Net Sales (¥ million)	185,019	185,640	175,471	169,646
Net Income(¥million)	△1,168	△13,965	2,727	△1,637
Profit per Share (¥)	△7.62	△91.17	17.80	△10.69
Total Assets (¥ million)	152,831	162,798	160,891	156,195
Net Assets (¥ million)	56,113	45,409	49,675	47,971

(Note) 1. △indicates loss.

2. Profit per Share is calculated based on the average number of shares outstanding during each term. However, treasury stocks are excluded from calculation this 66th term.
3. Net Income and Profit per Share in the 63rd term were negative because of decrease in sales amount, Product Warranty, Special Retirement Allowance and others.
4. Net Income and Profit per Share in the 64th term were negative because of worsened profitability due to keener price competition together with extraordinary losses such as one-time amortization of past employment costs for the Welfare Pension Fund, special retirement allowances, and reserves for loss for liquidation of subsidiary. Net Assets decreased from previous term due to indisposed losses.
5. The revenues in the 65th term decreased from the preceding term because of the transfer of the clutch business and part of the constant-velocity joint business to outside companies as well as the reduction of sales prices of certain products based on the demand for large-scale reductions of purchasing prices by car manufacturers. The gross assets in the same period dropped due to the transfer of the clutch business and the decrease in property, plants and equipment through sales and/or scrapping of these facilities.
6. In the 66th term, the total revenue decreased from the preceding term and the profit and profit per share resulted negative because of the causes specified in (1) above; the gross assets decreased from the preceding term due to reversal of cash in hand according to abolishment the employee deposit system; the net assets decreased from the preceding period due to the decrease in indisposed profits.

2. Problems to be Addressed by Company

It is expected that domestic sales of passenger cars will generally become more favorable owing to launching of new vehicle models by various car manufacturers. However, it is anticipated that demand for trucks will decrease amid the deteriorated business environment. As for exports, some increases can be expected due to recovered business conditions in the US and Europe as well as the introduction of new models. This notwithstanding, the increases will not be substantial because of recent development of overseas vehicle production. Consequently, it is believed that automotive production in Japan will remain in a worsened situation.

Under these circumstances, the company will address fundamental reforms of cost structure as the most important managerial policy through the rearrangement of domestic production sites. The company aims to establish and improve the global business structure by developing business activities in China and implementing global supply strategies. To this effect, the company will continue to strengthen product competitiveness, promote sales and consolidate managerial foundations. As a company that aims to be fully trusted by the public, The company will engage in other corporate activities even with more enthusiasm than before for quality improvement and environmental protection.

Hitachi, Ltd. and the company have agreed that the company should become a wholly owned subsidiary of Hitachi's by means of exchanging stocks. Following the resolution made by the Boards of Directors of both companies held on April 18, 2002, the agreement was entered into in which it is stipulated that the relevant stocks would be exchanged on October 1, 2002. Taking this opportunity, the company is determined to aim at further enhancing its competitiveness in the automotive industry by undertaking speedy and efficient business operations as an entity integrated with Hitachi. The continued assistance and instruction of shareholders would be highly appreciated in this regard.

3. Outline of the Company

The outline of the Company at the end of this term (March 31, 2002) is as follows:

(1) Main Business Activities

The major business activities of the Company are engaged in development, manufacture and sales of parts for automobiles and other transportation equipment.
Our key products include the following:

Classification	Main Products
Engine Products	Electronic-control fuel injection systems; pistons; valve timing control systems; water pumps; hydraulic tappets; control valves; valve rockers; front covers with built-in oil pumps; oil pumps, etc.
Drive-train Products	Propeller shafts; automatic transmission control units, etc.
Steering, Suspension & Brake Products	Power steering systems; anti-lock brake systems; suspension struts; shock absorbers, axle units, etc.

(2) Main Business Sites

Title	Location	Main Products
Head Office	Atsugi, Kanagawa Pref.	
Atsugi Plant No. 1	Atsugi, Kanagawa Pref.	Propeller shafts, pistons, etc.
Atsugi Plant No. 2	Atsugi, Kanagawa Pref.	Anti-lock brake systems, front covers with built-in oil pumps, etc.
Hiratsuka Plant	Hiratsuka, Kanagawa Pref.	Plating
Gunma Plant No. 1	Isesaki, Gunma Pref.	Electronic control fuel injection systems, automatic transmission control units, etc.
Gunma Plant No. 2	Isesaki, Gunma Pref.	Components for electronic fuel injection systems and printed circuit boards

(Note) On July 2, 2001, the former Akita factory of the company became a production site of Unisia JKC Steering Systems Co., Ltd., a joint venture established by the company together with Bosch Braking Systems Co., Ltd.

(3) Shares

①Total number of authorized shares to be issued by the Company: 600,000,000 shares

②Total number of issued shares :153,165,987 shares

③Number of shareholders :8,276 persons(decreased by 262 from the end of previous term)

④Major shareholders:

Names of Shareholders	Shareholding of the Company		Investment to Shareholders	
	No. of Shares	Holding Ratio	No. of Shares	Holding Ratio
	(thousands)	(%)	(thousands)	(%)
Nissan Motor Co., Ltd.	38,793	25.3	4,335	0.1
Hitachi, Ltd.	25,535	16.7	—	—
Robert Bosch GmbH	15,500	10.1	—	—
The Industrial Bank of Japan, Ltd.	4,467	2.9	—	—
Mitsubishi Trust & Banking Corp.	4,416	2.9	—	—
Nissan Fire & Marine Insurance Co.	3,358	2.2	—	—
UJ Employees Stock sharing Association	3,199	2.1	—	—
Dai-ichi Mutual Life Insurance Co.	2,326	1.5	—	—
The Asahi Bank, Ltd.	1,836	1.2	—	—
The Bank of Yokohama, Ltd.	1,824	1.2	1,227	0.1

(Notes) 1. Rate of investment by this company in the Bank of Yokohama, Ltd. is calculated excluding preferred stocks having no voting rights.

2. On April 1, 2002, the Dai-ichi Kangyo Bank, Ltd., Fuji Bank, Ltd. and Industrial Bank of Japan, Ltd. underwent organizational rearrangement by means of divisions and mergers. As a result, these banks were turned into the Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.

3. On March 1, 2002, the Asahi Bank, Ltd. became a wholly-owned subsidiary of Daiwa Bank Holdings Inc. by means of exchanging stocks. As of this date, the company owned 1,301,000 common stocks of Daiwa Bank Holdings Inc. (share holding ratio: 0.0%). The stock holding ratio of the company in Daiwa Bank Holdings is calculated excluding preferred stock having no voting rights.

(4). Acquisition, Disposal and Holding of Treasury Stocks

① Stocks Acquired

Purchase of shares less than transaction unit

Common Stocks: 28,338

Total Acquisition Price: ¥5,045,000

② Stocks Disposed of

Common Stocks: 16,000

Total Disposal Price: ¥3,089,000

③ Stocks Held at Business Year End

Common Stocks: 14,088

(5) Employees

Classification	No. of Employees	Comparison to Previous Term-end	Average Age	Average Years of Service
	(persons)	(persons)	(years)	(years)
Male	3,381	△1,148	38.9	17.4
Female	303	△ 72	32.6	11.1
Total or Average	3,684	1,220 decrease	38.4	16.9

(Notes) 1. Excluded from the above figures are 1,428 persons, who are *shokutaku* (staff with a background of special skills), full-time union officials and employees who have been suspended or temporarily transferred from the office.

2. The number of employees decreased largely from the end of the preceding business term because some personnel were transferred to Unisia JKC Steering Systems Co., Ltd., a joint venture established together with Bosch Braking Systems Co., Ltd. and because some employees left the company taking advantage of the system of encouraging and assisting the retiring of employees.

(6) Situation of Significant Consolidations

① Relations with Nissan Motor Co., Ltd.

Nissan Motor Co., Ltd. owns 38,793,000 shares of the company (25.3% of the total shares issued), and 64.7% of the sales of the company are to Nissan.

② Major Subsidiaries of the Company

Company	Capital	Share-holding %	Description of Main Business Operations
* #Unisia JKC Steering Systems Co., Ltd.	¥2, 010 million	80.0	Manufacture and sales of automotive parts
* Unisia Kowa Corporation	¥460 million	100.0	Ditto
* Palenet Co., Ltd.	¥200 million	70.0	Rental of pallets & transportation tools
* Unico Corporation	¥74 million	100.0	Insurance agency and operation of stores
* UJ Trading Co., Ltd.	¥60 million	100.0	Mftg/sales of precision machine tools/general machinery
* JECS System Research Co., Ltd.	¥50 million	100.0	Development and sales of car electronics software
* Unisia Kyusyu Corporation	¥50 million	100.0	Manufacture and sales of automotive parts
* Unisia Iwaki Corporation	¥50 million	100.0	Ditto
* Unisia Computer Corporation	¥30 million	100.0	Development and sales of computer software
* Unitas Corporation	¥20 million	100.0	Security guard services
* Unisia Development Corporation	¥20 million	100.0	Management of sports facilities, etc.
* Paraut Co., Ltd.	¥10 million	100.0	Sales of automotive parts
* Unisia Exlate Corporation	¥10 million	100.0	Translation and interpretation services
* Unisia of Georgia Corporation	US$45.5 million	100.0	Manufacture and sales of automotive parts
* Tamp Autoparts Industrial Co., Ltd.	550 million yuan	62.1	Ditto
* Unisia Jecs (Thailand) Co., Ltd.	210 million baht	78.5	Ditto
* Unisia North America, Inc.	US$1.5 million	100.0	Foreign trade, market survey and development of autoparts
* Unisia Mexicana, S.A. de C.V.	13 million pesos	89.9	Manufacture and sales of automotive parts
* Unisia Jecs Korea Co., Ltd.	93 million won	100.0	Overseas trading and market survey services
* Unisia UK Ltd.	Str L 30,000	100.	Ditto
#Valeo Unisia Transmissions KK	¥2,460 million		Manufacture and sales of automotive parts
Rhythm Corporation	¥400 million		Ditto
Showa Industry & Manufacturing Co., Ltd.	¥30 million		Ditto
Karl Schmidt Unisia Inc.	US$ 41 million		Ditto
Zua Autoparts Inc.	US$33 million		Ditto
Automotive Electronic Control Systems Inc.	US$12		Ditto

Youngshin Precision Co., Ltd.	million 1,210 million won	0 34.0 49.0 30.0 20.0 49.0 49.0 49.6	

(Notes) 1. * mark denotes a consolidated subsidiary; all the others are subsidiaries applicable to the equity method.

2. The # mark denotes a subsidiary which has newly been made either consolidation applicable or equity method applicable.

3. The capital of Unisia Kowa Corporation was increased in order to provide for expansion of business structure in the future. Consequently, the capital stock of this company has increased.

4. The capital of Unisia of Georgia Corporation was increased in order to provide for expansion of business structures in the future as well as to improve financial standing. Consequently, the capital stock of this company has increased.

5. Liquidation of Unisia UK Ltd. was resolved in January, 2002 and the procedure thereof is now under way.

③ Results of Significant Consolidated Entities

The consolidated revenue for the current business year was 199,412 million yen that marks 2.0% of increase from the previous term, and the consolidated losses were 2,075 million yen that worsened by 4,706 million yen from the previous term.

④ Major Alliances

Alliance Partner	Business Areas Contracted	Contracted
Robert Bosch GmbH	Introduction of technologies concerning electronic control fuel injection systems, emission control systems, etc.	January 1999
Hitachi, Ltd.	Cooperation in development and production of new vehicle driving-related products related to the ITS project	December 1998

(7) Major Lenders

Lenders	Balance of Loans	No. of the Company's Shares Owned by Lenders	
	(¥ million)	(thousand)	(%)
Mitsubishi Trust & Banking Co.	7,945	4,416	2.9
The Industrial Bank of Japan, Ltd.	6,345	4,467	2.9
The Asahi Bank, Ltd.	5,308	1,836	1.2
The Bank of Yokohama, Ltd.	5,273	1,824	1.2
The Fuji Bank, Ltd.	4,915	890	0.6
The Development Bank of Japan	2,626	—	—
The Dai-ichi Kangyo Bank, Ltd.	2,247	183	0.1

(Notes) 1. On April 1, 2002, the Dai-ichi Kangyo Bank, Ltd., Fuji Bank, Ltd. and Industrial Bank of Japan, Ltd. underwent organizational rearrangement by means of divisions and mergers. As a result these banks were turned into the Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.

2. On March 1, 2002, the Asahi Bank, Ltd. became a wholly-owned subsidiary of Daiwa Bank Holdings Inc. by means of exchanging stocks.

(8) Directors and Auditors

Post	Name	Responsibility or Principal Occupation
※ Director and President	Kouichiro Tohda	
Managing Director	Yasuhiko Fujiwara	Assistant to President; manages Sales Division; supervises Profit Management and Quality Assurance; GM of Product Division
Managing Director	Fumio Sugizaki	Assistant to President; manages General Administration, Personnel and Purchasing; supervises Secretariat; GM of Planning and

Managing Director	Satoru Ogura	China Office Manages Environment and Safety Control; GM of Production Division and Engineering; DGM of China Office
Managing Director	Satoshi Suzuki	Supervises Development Planning, Intellectual Property and Engine Product Development; GM of Development Division
#Director	Takahashi Noriaki	Supervises Chassis Product Center; DGM of Product Division; GM of Product Planning
Director	Horst Wittmoser	Representative director and president of Bosch K.K.
Auditor	Nobuo Maruse	Full-time auditor
#Auditor	Shoichiro Yokota	Full-time auditor
Auditor	Takashi Maruyama	
Auditor	Takatoshi Shimamura	Representative director and president of Ryoushin Agency Co.,Ltd.

(Notes) 1. The ※ mark denotes a representative director.

2. Messrs. Takashi Maruyama and Takatoshi Shimamura are outside corporate auditors provided in Article 18-1 of the Special Rules for Commercial Code concerning Audit, etc. of Joint-stock Companies.
3. The # mark indicates a newly elected director or auditor at the 65th Annual General Meeting of Shareholders held on June 28, 2001.
4. Mr. Shoichiro Yokota took the office of full-time auditor on June 28, 2001.
5. The following directors and auditors left the position during the business year under review:

Post When Leaving	Name	Responsibility or Principal Occupation When Leaving	Date Leaving
Managing Director	Shoichiro Yokota	Supervises Development Planning, Intellectual Property, Engine Product Development; GM of Development Division	June 28, 2001 (Expiration)
Auditor	Takao Fukuhara	Full-time auditor	June 28, 2001 (Expiration)

6. There were changes in directors' responsibility as of April 1, 2001, as follows:

Post	Name	Revised	Former
Managing Director	Satoshi Suzuki	Supervises Development Planning and Intellectual Property; GM of Development Division	Supervises Development Planning, Intellectual Property and Engine Product Development; GM of Development Division
Director	Noriaki Takahashi	Supervises Product Planning; DGM of Product Division; GM of Chassis Product Center	Supervises Chassis Product Center; DGM of Product Division; GM of Product Planning

(Note) The underlined parts underwent changes.

7. This company has officers on duty since June 29, 2000. The structure of officers (including those taking the duty of a director) was altered on April 1, 2002, and the current situation is as follows:

Post	Name	Responsibility or Principal Occupation
* ※President	Kouichiro Tohda	
* Executive Officer	Yasuhiko Fujiwara	Assistant to President; manages Sales Division; supervises Profit Management and Quality Assurance; GM of Product Division
* Executive Officer	Fumio Sugizaki	Assistant to President; manages General Administration, Personnel and Purchasing; supervises Secretariat; GM of Planning and China Office
* Executive Officer	Satoru Ogura	Manages Environment and Safety Control; GM of Production Division and Engineering; DGM of China Office
* Executive Officer	Satoshi Suzuki	Supervises Development Planning and Intellectual Property; GM of Development Division
* Officer	Noriaki Takahashi	Supervises Product Planning; DGM of Product Division; GM of Chassis Product Center
Officer	Shunichi Yazima	DGM of Product Division; GM of V Project
Officer	Toyoo Tomura	Supervises General Administration and Environment and Safety Control; GM of Personnel
Officer	Takeshi Fujishiro	DGM of Development Division; GM of Electronic Engineering
Officer	Fumiaki Komaba	GM of Sales Division
Officer	Junichi Hashiguchi	GM of Purchasing
Officer	Youichiro Kaneuchi	DGM of Product Division; GM of Engine Product Center
Officer	Junichi Emura	DGM of Development Division; GM of Driving Control System Development
Officer	Tatsuhiro Tani	DGM of Production Division; GM of Gunma
Officer	Atsuo Kishi	
Officer		

		Plant Supervises Engine Product Development; DGM of Development Division; GM of Power Control System Development

(Notes) 1. The * mark shows that the person is also a director.
2. The ※ denotes the representative director.

4. Material Facts that Occurred after the Closing of Account

Hitachi, Ltd. and this company have agreed that this company should become a wholly owned subsidiary of Hitachi's by means of exchanging stocks. Following the resolution made by the Boards of Directors of both companies held on April 18, 2002, the memorandum concerning the exchange of stocks was entered into. The outline of the memorandum concerning the exchange of stocks entered into by and between Hitachi, Ltd. (hereinafter referred to as "Hitachi") and this company (hereinafter referred to as "UJ") is as follows:

(1) Stocks shall be exchanged so that Hitachi may become the wholly-owing parent company and UJ the wholly-owned subsidiary.
(2) The rate of exchanging stocks shall be one common stock of UJ to 0.197 common stocks of Hitachi.
(3) The date of the exchange of stocks shall be October 1, 2002.

Incidentally, the trade name of the Company will be altered to "Hitachi Unisia Automotive Ltd." on October 1,2002.

Balance Sheet (As of March 31, 2002)

(In million of yen)

Title of Account	Amount	Title of Account	Amount
(Assets)		(Liabilities)	
CURRENT ASSETS	54,913	CURRENT LIABILITIES	65,791
Cash in Hand & at Banks	7,619	Notes Payable	1,263
Notes Receivable	594	Accounts Payable	23,244
Accounts Receivable	27,604	Short-term Loans Payable	18,425
Finished Products	2,568	Long-term Loans to be Paid Back within a Year	7,474
Raw Materials	1,278	Other Accounts Payable	2,101
Work in Process	2,455	Accrued Corporation Taxes	181
Supplies	957	Accrued Consumption Taxes	435
Prepayments	1004	Accrued Expenses	8,709
Prepaid Expenses	46	Advance Received	797
Other Trade Receivable	1436	Deposits Received	457
Deposits Paid	7,100	Accrued Product Warranty	2,700
Deferred Income Tax Assets	2,233	Other Current Liabilities	1
Other Current Assets	22	FIXED LIABILITIES	42,432
Allowance for Doubtful Accounts	-7	Long-term Loans Payable	21,242
FIXED ASSETS	101,282	Accrued Retirement Benefit Cost	20,997
Property, Plant & Equipment	55,489	Accrued Retirement Allowances for Board Members	192
Buildings	18,267	TOTAL LIABILITIES	108,223
Structures	1,442	(Shareholders' Equity)	
Machinery & Equipment	25,225	CAPITAL STOCK	12,900
Vehicles	97	LEGAL RESERVE	16,576
Tools, Furniture & Fixtures	2,171	Capital Reserve	13,520
Land	7,999	Profit Reserve	3,056
Construction in Progress	286	RETAINED EARNINGS	16,621
Intangible Fixed Assets	2,238	Reserve for Reduction of Fixed Assets	349
Software	2,155	General Reserve	15,319
Rights to Utilize Facilities for the Membership	83	Unappropriated Profit for the Term	952
Investments	43,553	(Net Income)	-1,637
Investment Securities	17,665	Other Securities	
Investments in Subsidiaries	15,787	Valuation Difference of Other Securities	1,874
Long-term Loans Receivable	559	Treasury Stocks	-2
Long-term Prepaid Expenses	717	TOTAL SHAREHOLDERS' EQUITY	47,971

	Deferred Income Assets	7,347		
	Other Investments	1,558		
	Allowance for Doubtful Accounts	-81		
TOTAL ASSETS		156,195	**TOTAL LIABILITIES & SHAREHOLDERS' EQUITY**	156,195

Notes:

1. Monetary receivable and payable to subsidiaries:
   Short-term monetary receivable: 2,697 million yen
   Short-term monetary payable: 4,675 million yen
2. Total amount of Aggregated Depreciation for Tangible Fixed Assets: 156,348 million yen.
3. Important assets and liabilities in foreign currencies
   Subsidiaries' stock: 3,935 million yen (Mex. Peso 99 million)
   Subsidiaries' stock: 1,389 million yen (Taiwan Yuan 337 million)
   Subsidiaries' stock: 5,625 million yen (US$ 45 million)
   Investment securities: 4,819 million yen (US$ 36 million)
4. Assets given to pledge
   Property, plant & equipment: 28,514 million yen
   Investment securities: 877 million yen
5. Guaranteed obligation: 7,195 million yen
6. Substantial Guarantee by Comfort Letters: 8,648 million yen
7. Losses per share for the term: 10.69 yen
8. Amount of Net Assets provided in Paragraph 1-6 of Article 290 of Commercial Code of Japan: 1,874 million yen

Profit & Loss Statement (April 1, 2001 through March 31, 2002)

In millions of yen

Title of Account	Amount
Ordinary Profit & Loss	
Operating Revenue	
Net Sales	169,646
Operating Expenses	
Cost of Sales	150,699
Selling, General and Administrative Expenses	17,781
Total	168,481
Operating Profit	1,165
Non-operating Revenue	
Interest Received and Dividends	875
Other Non-operating Revenue	1,594
Total	2,470
Non-operating Expenses	
Interest Paid	723
Other Non-operating Expenses	1,252
Total	1,975
Ordinary Profit	1,660
Extraordinary Profit	
Profit on Sales of Fixed Assets	420
Receipts from Product Warranty	325
Reserved Profit from Accrued Loss for Liquidation of Subsidiary	200
Other Extraordinary Profit	67
Total	1,013
Extraordinary Loss	
Special Retirement Allowances	1,261
Amount for Product Warranty	980
Evaluated Loss in Marketable Securities	680
Evaluated Loss in Subsidiaries' Stocks	435
Loss on Disposal of Fixed Assets	338
Other Extraordinary Loss	313
Total	4,009
Profit before Taxes for the Term	1,335

Income Taxes (current)	326
Income Taxes (deferred)	-24
Net Loss for the Term	1,637
Profit brought from the Previous Term	2,589
Unappropriated Profit for the Term	952

Notes: Amount of trade with the subsidiaries

Sales to the subsidiaries: 4,803 million yen

Purchase amount from the subsidiaries: 32,154 million yen

Amount of non-operating trade with the subsidiaries: 1337 million yen

Significant Accounting Policies

Significant accounting policies and procedures for the Balance Sheet and Profit & Loss Statement are as follows:

1. Standards and methods for evaluation of securities

   Shares of subsidiaries or affiliates: Cost method using the moving average method

   Other securities: Securities with market value: Market value method based on market price and others as of the last day of the term

   The balance between costs and valuation is all treated by the direct capitalization method and the costs are calculated by the moving average method.

   Securities without market value: Cost method using the moving average method

2. Standards and methods for evaluation of inventories

   Finished products, raw materials and work in process: Cost method using total average cost method

   Supplies: Last purchase method

3. Method of depreciation for fixed assets

   Tangible fixed assets: Declining balance method

   Buildings excluding attached structures: Straight-line method

   Assets valued at between 100,000 yen and 200,000 yen are subject to one-time depreciation using the three-year straight-line method.

   Intangible Fixed Assets: Straight-line method

   Depreciation for software: Straight-line method based on its effectiveness and available period (5years)

4. Listing standards for estimated liabilities

   Allowance for Doubtful Accounts: General receivables are accounted based on the actual written off rate and particular receivables such as bad debt are accounted as anticipated uncollectibles in consideration of collectibility for each case.

   Accrued Product Warranty: Claim warranty in respect of sales during the current term has been appropriated.

   The appropriation standard has been determined based on actual results of occurrence in the past.

   Accrued Retirement Allowances: In preparation for retirement benefits to employees, the amount that would have accrued at the term-end has been appropriated based on payables for retirement benefits at the end of this term and anticipated amount of pension fund. As for the difference due to the change in the Accounting Standard (17,127 million yen), the proportional amount for 15 years is accounted as expense.

Deferred accrued pension cost for the past employment in the pension plan is included in Accrued Retirement Allowances.

Accrued Retirement Allowances for Board Members: In order to prepare for the payment of retirement benefits to Directors and Corporate Auditors, the required allowance at the term-end has been appropriated in accordance with the Company's bylaw as specified in Article 287-2 of the Commercial Code of Japan.

5. Accounting process for consumption tax

Tax deduction method is employed.

6. Change in indication

Small amount of money listed in Current Assets or Current Liabilities among Account titles is indicated into "Others" in each Account Title from this term.

7.Treasure Stocks

Treasure Stocks that had been listed in Assets until the previous term are indicated into the end of Shareholders' Equity by deductive method from this term.

Proposed Profit Disposition Statement

(In yen)

Item	Amount
Unappropriated profit for the term	952, 209, 062
Reversed amount from advanced depreciation of fixed assets	15, 022, 941
Total	967, 232, 003
Above amount shall be disposed as follows:	
Profit dividend	382, 878, 998
(2.50 yen per share)	
Bonus to Board Members	13, 400, 000
(Portion to Corporate Auditors)	(1, 600, 000)
Retained earnings carried forward to the next term	570, 953, 005

Notes: Advanced depreciation of fixed assets and Reversed amount therefrom are in accordance with the Special Taxation Measures Law.

Public Accountants' Report

May 17, 2002

To: Mr. Kouichiro Tohda, President
UNISIA JECS CORPORATION

Shin Nihon & Co.,
Public Accountant Representative Partners:
Masatoyo Yoshinari
Tadahiro Endo

Pursuant to Article 2 of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Joint-Stock Corporation)", we have examined the Balance Sheet, Profit & Loss Statement, Business Report (with respect to the accounting matters only), the Proposed Loss Disposition Statement and Supplementary Statements (with respect to the accounting matters only) of UNISIA JECS CORPORATION for the 66th fiscal year from April 1, 2001 to March 31, 2002. The accounting matters included in the Business Report and Supplementary Statements referred to the above are based on the books of account.

Our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. And this examination was included examination of subsidiaries as considered as necessary.

As a result of our examination, it is our opinion that:

(1) The Balance Sheet and the Profit & Loss Statement present fairly the financial position and the results of operations of the Company in accordance with the applicable laws and regulations and the Articles of Incorporation;

(2) The Business Report (with respect to the accounting matters only) presents fairly the Company's affairs in accordance with the applicable laws and regulations and the Articles of Incorporation;

(3) The Proposed Loss Disposition Statement is presented in accordance with the applicable laws and regulations and the Articles of Incorporation; and

(4) There is nothing to point out in the Supplementary Statements (with respect to the accounting matters only) in accordance with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountant Law.

AUDIT REPORT

May 23, 2002

We, the Board of Corporate Auditors, have received the report from each Corporate Auditor on the auditing method and results of the execution of directors' duties for the 66th business term from April 1, 2001 to March 31, 2002. After deliberation, we have prepared this audit report. The results are as follows.

1. Outline of the auditing method

In the execution of audit, we attended the meetings of the Board of Directors and other important meetings, received reports from directors on the business activities, perused important documents, made examinations on the state of operations and assets at the head office and main business sites, researched the situation of internal control and received reports from the Company's subsidiaries whenever needs arose in accordance with the auditing policies and the apportionment of work which were determined by the Board of Corporate Auditors. In addition, we asked the independent accountants for reports and opinions on auditing and carefully examined the accounting documents and supplementary statements.

With respect to directors' competitive transactions, business transactions in which the interests of the directors conflict with those of the Company, profit grants without compensation by the Company, unusual transactions with subsidiaries or shareholders and acquisition and disposal of treasury stocks, we have investigated the said transactions in detail by receiving reports from the directors as occasion demands as well as by the method mentioned above.

2. Results of audit

(1) We recognize that the method and results of auditing by Century Ota Showa & Co., Public Accountant, are adequate.

(2) We recognize that the Business Report fairly represents the position of the Company in accordance with the laws and regulations concerned and the Company's Articles of Incorporation.

(3) We recognize that the Proposed Loss Disposition Statement includes no matters to be pointed out after consideration of the Company's estate and other circumstances.

(4) We recognize that the Supplementary Statements fairly shows the items required to be mentioned

and includes no matters to be pointed out.

(5) We recognize that we have found neither unfair practice in relation to the execution of directors' duties nor important facts in violation of the laws and regulations or the Company's Articles of Incorporation.

With respect to directors' competitive transactions, business transactions in which the interests of the directors conflict with those of the Company, profit grants without compensation by the Company, unusual transactions with subsidiaries or shareholders and acquisition and disposal of treasury stocks, we also recognize that there is no violation of duties by the directors.

The Board of Corporate Auditors of UNISIA JECS CORPORATION
Nobuo Maruse, Corporate Auditor (full-time)
Shoichiro Yokota, Corporate Auditor (full-time)
Takashi Maruyama, Corporate Auditor
Takatoshi Shimamura, Corporate Auditor

Note: Messers. Takashi Maruyama and Takatoshi Shimamura, Outside Corporate Auditors regulated in Article 18-1 of the Special Rules of Commercial Code.

Consolidated Balance Sheet (as of March 31, 2002)

(In millions of yen)

Title of Account	Amount
(Assets)	
CURRENT ASSETS	71, 458
Cash in Hand & at Banks	13, 332
Notes Receivable, Accounts Receivable	33, 777
Securities	966
Inventory Assets	10, 444
Deposit of group finance	8, 193
Deferred Income Tax Assets	2, 764
Other Current Assets	1, 999
Allowance for Doubtful Accounts	-19
FIXED ASSETS	99, 174
Property, Plant & Equipment	68, 477
Buildings & Structures	23, 426
Machinery & Equipment	30, 448
Vehicles, Tools, Furniture & Fixtures	4, 902
Land	9051
Construction in Progress	649
Intangible Fixed Assets	3, 245
Investments	27, 451
Investment Securities	16, 387
Long-term Loans Receivable	567
Deferred Income Tax Assets	7, 632
Other Investments	2944
Allowance for Doubtful Accounts	-81
TOTAL ASSETS	170, 632
(Liabilities)	
CURRENT LIABILITIES	
Notes / Accounts Payable	26, 282
Short-term Loans Payable	21, 999
Long-term Loans to be Paid Back within a Year	8, 092
Other Account Payable	2, 466
Accrued Corporation / Business Taxes	592
Accrued Expenses	10, 315

Other Current Liabilities	6, 540
FIXED LIABILITIES	45, 130
Long-term Loans Payable	22, 833
Deferred Tax Liabilities	41
Accrued Retirement Allowances	21, 352
Accrued Executive Retirement Allowances	313
Other Fixed Liabilities	589
TOTAL LIABILITIES	121, 420
(Minority Interests)	
Minority Interests	2, 643
(Shareholders' Equity)	
CAPITAL STOCK	12, 900
LEGAL RESERVE	13, 520
Consolidated Retained Earnings	22, 242
Valuation Difference of Other Securities	1873
Translation Adjustments	−3, 965
Treasury Stocks	−2
TOTAL SHAREHOLDERS' EQUITY	46, 568
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	170, 632

Consolidated Profit & Loss Statement (April 1, 2001 through March 31, 2002)

(In millions of yen)

Title of Account	Amount
Ordinary Profit & Loss	
Operating Revenue	
Net Sales	199,412
Operating Expenses	
Cost of Goods Sold	176,518
Selling, General and Administrative Expenses	20,735
Total	197,254
Operating Profit	2,158
Non-operating Revenue	
Interest and Dividends Received	320
Profit from Investment by Equity Method	311
Other Non-operating Profit	899
Total	1,531
Non-operating Expenses	
Interest Paid	889
Other Non-operating Expenses	982
Total	1,871
Ordinary Profit	1,818
Extraordinary Profit	
Profit on Sales of Fixed Assets	403
Receipts from Product Warranty	325
Other Extraordinary Profit	69
Total	798
Extraordinary Loss	
Special Retirement Allowances	1,322
Amount for Product Warranty	980
Evaluated Loss in Marketable Securities	680
Loss on Disposal of Fixed Assets	376
Other Extraordinary Loss	419
Total	3,779
Net Income (Loss) before Income Taxes for the Term	1,162
Income Taxes (current)	1,224

Income Taxes (deferred)	·365
Minority Interests	53
Net Loss for the Term	2,075

Consolidated Cash Flow

From April 1,2001 to March 31, 2002

(In millions of yen)

Item	Amount
I Operating Activities	
1 Net Income before taxes	-1,162
2 Depreciation	11,793
3 Increase/decrease in accrued retirement allowances	2,060
4 Increase/decrease in accrued executive retirement allowances	48
5 Interest & dividends income	-320
6 Interest expense	889
7 Investment gain or loss from equity method	-311
8 Gain or loss of securities sold	195
9 Profit and Loss of sale of investment securities	680
10 Loss on disposal of property, plant and equipment	-19
11 Others	-1,600
Subtotal	12,252
12 Interest and dividend received	930
13 Interest paid	-947
14 Income taxes paid	-1,938
Cash Flow by Operating Activities	10,295
II Investing Activities	
1 Expenditure on acquisition of shares of affiliated companies	-803
2 Revenue of shares of affiliated companies sold	802
3 Expenditure on acquisition of investment securities	-1,294
4 Revenue of investment securities sold	596
5 Expenditure on acquisition of property, plant and equipment	-12,984
6 Revenue of property, plant and equipment sold	4,123
7 Expenditure on acquisition of intangible fixed assets	-1,025
8 Others	381
Cash Flow by Investing Activities	-10,204
III Financing Activities	
1 Increase / Decrease in short-term loans	-706
2 Increase / Decrease in long-term loans paid	1,521
3 Proceeds to minority shareholders from issuance of new shares	802

	4 Dividend paid for shareholders	-382
	5 Dividend paid for minority shareholders	-34
	6 Others	39
	Cash Flow by Financing Activities	1,239
IV	Effect of exchange rate changes on cash and cash equivalents	689
V	Increase/decrease in cash and cash equivalents	2,020
VI	Cash and cash equivalents at the beginning of the term	20,348
VII	Cash and cash equivalents at the end of term	22,368